World’s First Single-Port Prostatectomy Using Titan Medical’s SPORT Surgical
System Completed in a Preclinical Setting

TORONTO, Feb. 06, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), reports the successful completion of a single-port prostatectomy procedure using the SPORT Surgical System in a preclinical setting. This procedure, conducted at the Institute of Image-Guided Surgery at the Institut Hospitalo-Universitaire de Strasbourg, France (“IHU Strasbourg”), is part of the feasibility and validation studies intended to support submissions to regulators in both the United States and European Union.

David McNally, President and CEO of Titan Medical, said, “We have conducted numerous feasibility studies at our three centers of excellence in a variety of surgical disciplines over the last four months. These studies, conducted on procedures with varying degrees of complexity, have further validated the promise of single-port robotic surgery. We are now thrilled to report that we have demonstrated the successful completion of a single-port prostatectomy using the SPORT system in a preclinical setting. This is a particularly significant milestone because multi-port robotic prostatectomy is today’s standard of care. We are excited that under the expert guidance of Dr. Eric Barret from Institut Mutualiste Montsouris in Paris we were able to accomplish a complex urologic cancer procedure through a single incision using the SPORT system.”

Eric Barret, M.D., a world-renowned robotic urologic surgeon, said, “Prostatectomy is a highly complex and advanced urologic procedure that many surgeons have now been able to perform routinely with up to five ports using available robotic technology. The ultimate goal must be to push the envelope further and determine whether we can perform the same procedure through a single incision around the umbilicus, thus creating a virtually scar-less prostatectomy and potentially an outpatient fast-track procedure. My experience with Titan Medical’s SPORT system in attempting the first single-port prostatectomy was remarkable. I was able to complete all of the critical tasks of a successful prostate removal surgery through a single incision with sufficient access and reach using the current instrument offering. This is very encouraging.”

This procedure video and other preclinical videos in urological, gynecological, general surgery and colorectal surgical applications can be viewed on the Company’s website at http://www.titanmedicalinc.com/technology/#videos.

About the Institute of Image-Guided Surgery / IHU Strasbourg, France

The Institute of Image-Guided Surgery is a unique medical and surgical center dedicated to the management of digestive diseases. It develops innovative surgery to deliver personalized patient care, combining the most advanced minimally invasive techniques and the latest medical imaging methods.

The Institute is:

•	A healthcare center offering personalized treatment using the least invasive techniques;
•	A research center gathering teams to design and develop instruments and procedures for the future;
•	An international training center for professionals and students driven to learn the most advanced minimally invasive practices; and
•	An innovation hub to foster technology transfer through industrial partnerships and creation of startups.

The Institute is a designated part of the “Programme Investissements d’Avenir” and benefits from the financial support of the French government managed by the “Agence Nationale de la Recherche.” The Institute is also funded by the Région Grand Est, the Conseil Départemental du Bas-Rhin, the Eurometropole de Strasbourg and the European Union.

For more information, please visit IHU Strasbourg’s website at www.ihu-strasbourg.eu/ihu/en/.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure current or prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

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LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com